SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press release dated November 19, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CHURCHILL CHOOSES CGI’s GLOBAL INSURANCE OPEN SOLUTION (GIOS)

London, United Kingdom, November 19, 2002 — CGI Group (Europe) Limited (CGI) (TSX: GIB.A; NYSE: GIB) has signed a contract to implement its state-of-the-art administration system, GIOS (Global Insurance Open Solution), with one of the UK’s leading insurance companies, Churchill Insurance Group plc (Churchhill).

Under the terms of the new contract, Churchill and CGI will implement GIOS, a Web-enabled modular solution designed specifically for the insurance industry, across Churchill’s entire UK and Republic of Ireland call centres. The first major Churchill division to implement GIOS will be home claims, with a full implementation covering all other lines of business planned for completion by 2005. As well as assisting in the implementation process, CGI is also responsible for providing Churchill with specialist consultancy and staff training.

High-quality customer service is a key focus at Churchill, and as a result the company has benefited from rapidly growing levels of business. To further strengthen customer service and to ensure that they consistently meet increasing business volumes, Churchill will be introducing new, streamlined business processes. A single operational platform, which can cover all lines of business, will provide Churchill with real flexibility for the future.

Charles Crawford, executive director of Churchill, said: “Having conducted an in-depth competitive evaluation of the European insurance administration marketplace, it was clear to us that GIOS was the best solution to meet all of our needs. GIOS will enable us to improve productivity and reduce costs by integrating and simplifying Churchill’s administrative processes.”

Under the first phase of the contract, CGI carried out a successful scope and prototype study.

Covering every aspect of the administration involved in all forms of insurance, GIOS can easily be adapted to any market. GIOS is capable of managing multiple distribution channels, business-to-business and business-to-client, in addition to supporting all forms of product distribution and servicing.

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GIOS and the Oracle Workflow component of Oracle 9i will optimize and automate processes, transforming many manual processes into electronic routines, so enabling seamless integration of information flows across different lines of business. The savings in time, improvement in efficiency and reduction of error rates are anticipated to be significant.

Gavin Chapman, managing director of CGI Group (Europe) Limited said: “CGI is delighted to partner with one of the top five UK insurance organisations. GIOS is an extremely robust and reliable future-proof solution with exceptional flexibility. As we look forward to further building our GIOS presence in the UK, European and North American markets, our contract with Churchill solidifies GIOS’ position as Europe’s number one insurance administration system and highlights the increasing need for a highly flexible component based solution within the UK insurance market.”

About Churchill
Churchill Insurance Group plc is the UK’s 5th largest general insurer*, with a customer base of 7 million and 8,000 staff. The Group includes NIG (National Insurance and Guarantee), Devitt Insurance Services Limited, Inter Group Insurance Services and Prudential’s General Insurance operation. Churchill is part of the Credit Suisse Group, one of the world’s leading global financial services companies with current assets under management of over £531 billion and 80,000 staff worldwide. Strong strategic alliances with blue chip companies such as Nationwide Building Society, AMP Pearl, Lloyds TSB, Alliance & Leicester, Standard Life Bank, The Co-operative Bank and United Friendly have positioned Churchill as the industry’s leading outsourcing company. Churchill is also represented on many of the UK’s largest personal lines broker panels.

* excluding international business

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 14,600 professionals. CGI’s annualized revenue run-rate totals CDN$2.3 billion (US$1.5 billion). As at September 30, 2002, CGI’s order backlog totalled CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

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Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

UK PRESS ENQUIRIES: Lisa Carter / Geraldine Grewal Portfolio Communications Ltd. Tel: 020 7240 6959 E-mail: lisa.carter@portmet.co.uk	CGI: Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

CGI: Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

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SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 19, 2002	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary